FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of principal executive offices)

          * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

          The notice of Delhaize Group dated April 2, 2004, an English translation of which is attached hereto as Exhibit 99.1, was mailed to registered holders of Delhaize Group’s ordinary shares, in connection with an Extraordinary General Meeting of Shareholders to be held on Friday, April 30, 2004, at 2:00 p.m., local time, at the registered office of the company, rue Osseghem 53 in Molenbeek-Saint-Jean, Brussels, Belgium.

          The notice of Delhaize Group dated March 31, 2004, which is attached hereto as Exhibit 99.2, was mailed by Delhaize Group’s depositary, The Bank of New York, to the holders of Delhaize Group American Depositary Shares as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with an Extraordinary General Meeting of Shareholders to be held on Friday, April 30, 2004.

Exhibit Index

Exhibit	Description
Exhibit 99.1	Form of Notice to Registered Holders of Delhaize Group Ordinary Shares of the Extraordinary General Meeting to be held on Thursday, April 30, 2004 (English translation)

Annex 1 to Exhibit 99.1	Form of Proxy in the form approved by Delhaize Group (English translation)

Annex 2 to Exhibit 99.1	Form of Notice of Intent to Attend the Extraordinary General Meeting of Delhaize Group to be held on May 2, 2002 (English translation)

Annex 3 to Exhibit 99.1	Document comparing the current version of Article 10 of the Articles of Association with the amended version as proposed to the Extraordinary General Meeting (English translation)

Exhibit 99.2	Form of Notice to the Holders of Delhaize Group American Depositary Shares of the Extraordinary General Meeting to be held on Thursday, April 30, 2004

Annex 1 to Exhibit 99.2	Agenda of the Extraordinary General Meeting to be held at the registered office of the company on April 30, 2004 at 2:00 p.m.

Annex 2 to Exhibit 99.2	Document comparing the current version of Article 10 of the Articles of Association with the amended version as proposed to the Extraordinary General Meeting (incorporated by reference to Annex 3 to Exhibit 99.1 filed herewith)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 8, 2004	By:	/s/ Michael R. Waller

Michael R. Waller
Executive Vice President

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